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SUPPLEMENTAL INFORMATION

CONCERNING THE SPECIAL MEETING OF SHAREHOLDERS

TO BE ADJOURNED TO, AND RECONVENED ON, THURSDAY, DECEMBER 16, 2004

This is supplemental information to the management information circular dated November 4, 2004 of IAMGold Corporation soliciting proxies in connection with, among other things, the approval of the issue of common shares of IAMGold in connection with the proposed acquisition by IAMGold of certain of the assets of subsidiaries of Gold Fields Limited, as more particularly described in such management information circular.

THE BOARD OF DIRECTORS OF IAMGOLD CORPORATION CONTINUES TO UNANIMOUSLY RECOMMEND THAT SHAREHOLDERS VOTE IN FAVOUR OF THE RESOLUTIONS TO BE VOTED ON AT THE RECONVENED MEETING OF IAMGOLD SHAREHOLDERS TO BE HELD ON DECEMBER 16, 2004.

Any IAMGold Shareholder who has previously deposited a valid proxy or provided voting instructions to his or her broker or other intermediary for use at the special meeting of IAMGold Shareholders originally scheduled to be held on December 7, 2004 and who does not wish to change his or her proxy or voting instructions need not take any further action.

December 6, 2004

If you have any questions, or require any assistance in voting your shares, please contact:

GEORGESON SHAREHOLDER COMMUNICATIONS CANADA INC.

North American Toll Free Number:
1-888-288-8573

December 6, 2004

Dear IAMGold Shareholders,

        On November 30, 2004, IAMGold Corporation ("IAMGold") and Gold Fields Limited ("Gold Fields") announced that they had modified the terms on which IAMGold will acquire the assets of Gold Fields' subsidiaries located outside of the Southern African Development Community (the "Transaction"). A description of the Transaction is set out in the management information circular dated November 4, 2004 of IAMGold. Under the modified terms, the cash contribution from Gold Fields' subsidiaries to IAMGold in connection with the Transaction will be reduced by US$200 million.

        Although the Transaction was well received by shareholders of both companies at the time of the original announcement, certain shareholders of Gold Fields have since indicated that, in light of subsequent announcements by the Government of South Africa regarding the relaxation of its exchange controls, the launch by Harmony Gold Mining Company Limited of a hostile offer for Gold Fields and OJSC MMC Norilsk Nickel's stated intention to vote against the Transaction at the Gold Fields shareholders' meeting to be held in connection with the Transaction, changes to the original economic terms of the Transaction would be appropriate and would increase the likelihood of the Transaction being approved at the Gold Fields shareholders' meeting. Canvassing of shareholders by IAMGold and Gold Fields confirmed continuing strong support for the underlying rationale for the Transaction. On this basis, IAMGold and Gold Fields agreed that the modification to the terms of the Transaction was appropriate.

        The directors of IAMGold believe that the Transaction, under the modified terms, remains of significant benefit to IAMGold shareholders. The directors of IAMGold have received a written fairness opinion dated November 29, 2004 from RBC Dominion Securities Inc., a member company of RBC Capital Markets, which concludes that, subject to the assumptions, limitations and qualifications set forth therein, as of the date thereof, the consideration to be received by IAMGold under the Transaction, as modified, is fair from a financial point of view to IAMGold.

        A meeting of the shareholders of IAMGold (the "IAMGold Meeting") to consider matters relating to the Transaction was originally scheduled to be held on December 7, 2004. The IAMGold Meeting will now be adjourned to, and reconvened on, Thursday, December 16, 2004 at 10:00 a.m. (Toronto time) and will be held in Tudor Room 7, The Fairmont Royal York, 100 Front Street West, Toronto, Ontario. A description of the modification to the terms of the Transaction is set out in a supplemental information document which is being mailed to IAMGold shareholders together with a copy of this letter and is available on SEDAR at www.sedar.com.

        The directors of IAMGold continue to unanimously recommend that you vote in favour of the resolutions relating to the Transaction at the IAMGold Meeting.

        Any IAMGold shareholder who has previously deposited a valid proxy or provided voting instructions to his or her broker or other intermediary for use at the IAMGold Meeting and who does not wish to change his or her proxy or voting instructions need not take any further action, as proxies and voting instructions previously submitted for use at the IAMGold Meeting will continue to be valid. The form of proxy or voting instruction form originally mailed to IAMGold shareholders for use at the IAMGold Meeting may continue to be used by IAMGold shareholders who have not yet deposited a valid proxy or provided voting instructions. Any IAMGold shareholder who wishes to change a proxy or voting instructions previously provided for use at the IAMGold Meeting should deposit a new valid proxy (in the case of registered shareholders) or contact his or her broker or other intermediary (in the case of non-registered shareholders) for instructions. In addition, any questions and requests for assistance relating to the IAMGold Meeting may be directed to Georgeson Shareholder Communications Canada Inc. toll-free at 1-888-288-8573.

Sincerely,

JOSEPH F. CONWAY
President and Chief Executive Officer

SUPPLEMENTAL INFORMATION IN RELATION TO
THE MANAGEMENT INFORMATION CIRCULAR

        This is supplemental information relating to the management information circular dated November 4, 2004 (the "Circular") of IAMGold Corporation ("IAMGold") furnished in connection with the solicitation by and on behalf of management and the directors of IAMGold to be used at the special meeting of shareholders of IAMGold, originally scheduled to be held on December 7, 2004, and which is to be adjourned to, and reconvened on, Thursday, December 16, 2004 at 10:00 a.m. (Toronto time). Unless the context otherwise requires, capitalized words and terms used in this supplemental information that are not defined herein have the meanings ascribed to such words and terms in the Circular. IAMGold Shareholders are encouraged to read the Circular and this supplemental information carefully and in their entirety.

NOTICE TO UNITED STATES SHAREHOLDERS

        This solicitation of proxies is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). Accordingly, such solicitation is made in the United States with respect to securities of a Canadian foreign private issuer in accordance with Canadian corporate and securities laws and the Circular and this supplemental information has been prepared in accordance with disclosure requirements applicable in Canada. Shareholders of IAMGold in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and proxy statements under the U.S. Exchange Act.

        The historical financial information for IAMGold and the Acquired Companies and the pro forma financial information of Gold Fields International included or incorporated by reference in the Circular and this supplemental information are presented in United States dollars and have been prepared in accordance with and/or reconciled to Canadian generally accepted accounting principles, which differ from United States generally accepted accounting principles in certain material respects.

        Enforcement by shareholders of civil liabilities under the United States securities laws may be affected adversely by the fact that IAMGold is organized under the laws of a jurisdiction other than the United States, that its officers and directors are residents of countries other than the United States, that some of the experts named in the Circular and this supplemental information are residents of Canada and that a substantial portion of the assets of IAMGold and such persons are located outside of the United States.

        The unaudited pro forma condensed consolidated financial statements of Gold Fields International included in this supplemental information have been presented in accordance with the requirements of paragraph 4.5 of National Instrument 44-101 and have been prepared in accordance with Canadian generally accepted accounting principles. The unaudited pro forma condensed consolidated financial statements of Gold Fields International do not purport to be in compliance with Article 11 of Regulation S-X of the Rules and Regulations of the United States Securities and Exchange Commission and have not been prepared in accordance with or reconciled to United States generally accepted accounting principles.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

        The Circular and this supplemental information include "forward-looking statements" within the meaning of the U.S. Securities Act and the U.S. Exchange Act. All statements, other than statements of historical facts, included in this supplemental information that address activities, events or developments that IAMGold expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of IAMGold's business, operations, plans and other such matters, are forward-looking statements. When used in the Circular and this supplemental information, the words "estimate", "plan", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements.

        The statements made in the Circular and this supplemental information about the anticipated impact the Transaction may have on the operations of IAMGold, as well as the benefits expected to result from the Transaction, are forward-looking statements. Other forward-looking statements include but are not limited to those with respect to the price of gold, the timing and amount of estimated future production, costs of production, reserve and resource estimates and reserve conversion rates. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of IAMGold (and, upon the completion of the Transaction, Gold Fields International) to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, as well as those factors discussed in the section entitled "Risk Factors" in the Circular. Risks that may affect results of operations, earnings and expected benefits of Gold Fields International upon completion of the Transaction are also discussed in the section entitled "Risk Factors" in the Circular. Although IAMGold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF
MEASURED, INDICATED AND INFERRED RESOURCES

        The Circular and this supplemental information use the terms "measured", "indicated" and "inferred" mineral resources. United States investors are advised that while such terms are recognized and required under Canadian securities legislation, the SEC does not recognize them. "Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

PRESENTATION OF PRO FORMA FINANCIAL INFORMATION

        The unaudited pro forma condensed consolidated financial information for Gold Fields International set out in this supplemental information has been prepared in accordance with Canadian GAAP.

INFORMATION CONCERNING THE MEETING

Time, Date and Place

        The IAMGold Meeting will be adjourned to, and reconvened on, Thursday, December 16, 2004 at 10:00 a.m. (Toronto time) in Tudor Room 7, The Fairmont Royal York, 100 Front Street West, Toronto, Ontario.

Record Date

        IAMGold Shareholders of record at the close of business on November 1, 2004 are entitled to vote at the IAMGold Meeting.

Matters to be Considered at the IAMGold Meeting

        At the IAMGold Meeting reconvened on December 16, 2004, the IAMGold Shareholders will be asked to consider and vote upon:

  (a)
  the Share Issue Resolution;

  (b)
  if the Share Issue Resolution is passed as required,

  (i)
  the Anti-Dilution Resolution,

  (ii)
  the Amendment Resolution,

  (iii)
  the Share Incentive Plan Resolution, and

    (iv)
    the Auditor Confirmation;

  (c)
  the By-Law Resolution; and

  (d)
  such other matters as may properly come before the IAMGold Meeting.

        The IAMGold Board of Directors continues to unanimously recommend that IAMGold Shareholders vote IN FAVOUR of the Share Issue Resolution, the Anti-Dilution Resolution, the Amendment Resolution, the Share Incentive Plan Resolution, the By-Law Resolution and the Auditor Confirmation at the IAMGold Meeting. See "Recent Developments — The Transaction — Recommendation of the IAMGold Board of Directors" in this supplemental information and "The "Transaction" and "Business to be Considered by IAMGold Shareholders" in the Circular.

        It is a mutual condition in favour of IAMGold and Gold Fields to the completion of the Transaction that the Share Issue Resolution be approved as required by the IAMGold Shareholders at the IAMGold Meeting and that IAMGold and Gold Fields enter into the Anti-Dilution Agreement as of and with effect from the Completion Date. It is a condition in favour of Gold Fields to the completion of the Transaction that the Anti-Dilution Resolution, the Amendment Resolution and the By-Law Resolution be approved as required by the IAMGold Shareholders at the IAMGold Meeting. See "The Purchase Agreement — Conditions to the Completion of the Transaction" in the Circular.

Voting Information

        Any IAMGold Shareholder who has previously deposited a valid proxy or provided voting instructions to his or her broker or other intermediary for use at the IAMGold Meeting and who does not wish to change his or her proxy or voting instructions need not take any further action, as proxies and voting instructions previously submitted for use at the IAMGold Meeting will continue to be valid.

        The form of proxy or voting instruction form originally mailed to IAMGold Shareholders for use at the IAMGold Meeting may continue to be used by IAMGold Shareholders who have not yet deposited a valid proxy or provided voting instructions. Any registered IAMGold Shareholder who wishes to change a proxy previously provided for use at the IAMGold Meeting should deposit a new valid proxy. The form of proxy for use at the IAMGold Meeting may be obtained by contacting Computershare Trust Company of Canada toll-free at 1-800-564-6253 or by accessing a copy of such form on SEDAR at www.sedar.com.

        Non-registered IAMGold Shareholders who have not previously provided voting instructions may do so by following the instructions accompanying the voting instruction form provided by their broker or other intermediary in connection with the IAMGold Meeting. Non-registered IAMGold Shareholders who have previously provided voting instructions for use at the IAMGold Meeting and who wish to change their voting instructions should contact their broker or other intermediary through which their IAMGold Shares are held for instructions.

Voting by Proxies

        Notwithstanding any instructions to the contrary contained in the Circular or the form of proxy enclosed with the Circular, in order to be valid, a proxy for use at the IAMGold Meeting must be received by Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 5:00 p.m. (Toronto time) on December 15, 2004 or, in the event of any further adjournment or postponement of the IAMGold Meeting, no later than 5:00 p.m. (Toronto time) on the last business day preceding the day of such further adjourned or postponed IAMGold Meeting.

        Georgeson Shareholder Communications Canada Inc. has been retained by IAMGold as a proxy solicitation agent in connection with the IAMGold Meeting. Any questions and requests for assistance relating to the IAMGold Meeting may be directed by IAMGold Shareholders to Georgeson Shareholder Communications Canada Inc. toll-free at 1-888-288-8573.

RECENT DEVELOPMENTS

Amendment to Purchase Agreement

        On November 30, 2004, the parties to the Purchase Agreement executed an amending agreement (the "First Amending Agreement") modifying certain terms of the Purchase Agreement. A copy of the First Amending Agreement is set out in schedule B to this supplemental information. The First Amending Agreement, among other things, provides that:

  (a)
  at any time on or before the Completion Date, Gold Fields is entitled to cause to be distributed (by way of dividend or otherwise) or otherwise transferred, directly or indirectly, in cash, from one or more Acquired Companies to one or more subsidiaries of Gold Fields which are not Acquired Companies, up to US$200 million or its equivalent in other currency (the "Cash Transfer");

  (b)
  any and all dividends or other distributions made in furtherance of the Cash Transfer will not be taken into account in determining the Net Cash Subscription Amount;

  (c)
  the amendments referred to in paragraphs (a) and (b) above will cease to have any effect if the Gold Fields Meeting and the vote of Gold Fields Shareholders on the Transaction do not occur on December 7, 2004; and

  (d)
  US$20 million is to be paid by Gold Fields into and held in escrow in accordance with the provisions of an escrow agreement (a copy of which is set out as schedule A to the First Amending Agreement) dated November 30, 2004 (the "Escrow Agreement") between IAMGold, Gold Fields and McCarthy Tétrault LLP (as escrow agent), which Escrow Agreement provides that

  (i)
  in the event that the termination fee (the "Termination Fee") in the amount of US$20 million becomes payable by Gold Fields to IAMGold pursuant to the Purchase Agreement, such amount will be released from escrow and paid to or to the order of IAMGold in satisfaction of the obligation of Gold Fields to pay the Termination Fee to IAMGold, and

  (ii)
  on the Completion Date, or in the event that completion of the Transaction does not occur and it is determined that the Termination Fee is not payable by Gold Fields to IAMGold pursuant to the Purchase Agreement, the amount in escrow will be released from escrow and paid to or to the order of Gold Fields,

    (see "The Purchase Agreement — Termination and Termination Fee" in the Circular);

(collectively the "Amendment").

        As a result of the Amendment, the amount of cash to be contributed by Gold Fields' subsidiaries to Gold Fields International in connection with the Transaction will be reduced by US$200 million. Reference is made to the unaudited pro forma condensed consolidated financial statements of Gold Fields International set out in schedule C to this supplemental information.

Background

        The following is a summary of the relevant events, meetings, negotiations and discussions that preceded the execution of the First Amending Agreement.

        In mid November 2004, IAMGold and Gold Fields initiated discussions and negotiations in connection with amending the economic terms of the Transaction. Although the Transaction was well received by both IAMGold Shareholders and Gold Fields Shareholders at the time of the original announcement, certain Gold Fields Shareholders have since indicated that, in light of subsequent announcements by the Government of South Africa regarding the relaxation of its exchange controls, the launch by Harmony Gold Mining Company Limited ("Harmony") of a hostile offer for Gold Fields and OJSC MMC Norilsk Nickel's ("Norilsk") stated intention to vote against the Transaction at the Gold Fields Meeting, changes to the original economic terms of the Transaction would be appropriate and would increase the likelihood of the Transaction being approved at the Gold Fields Meeting. Canvassing of shareholders by both IAMGold and Gold Fields confirmed continuing strong support for the underlying rationale for the Transaction. On this basis, IAMGold and Gold Fields agreed that the modification to the terms of the Transaction was appropriate.

        On November 22, 2004, IAMGold's management met with the Special Committee to deliver management's report regarding proposed amendments to the terms of the Transaction. On the same day, the Special Committee met with financial advisors to receive an update on the progress of the negotiations with Gold Fields regarding the proposed amendments to the terms of the Transaction and to discuss the status of the review of RBC of the Transaction in light of the proposed amendments to the terms of the Transaction.

        On November 29, 2004, IAMGold's management provided the Special Committee with a further report regarding the Transaction and the proposed Amendment. As well, RBC presented its report and advised that, as of the date thereof, and subject to the assumptions, limitations and qualifications made in its report, the consideration under the Transaction, as modified by the Amendment, is fair from a financial point of view to IAMGold. RBC subsequently delivered a written fairness opinion dated November 29, 2004 (the "RBC Fairness Opinion") to the Special Committee and the IAMGold Board of Directors which concludes that, as of the date thereof, and subject to the assumptions, limitations and qualifications contained therein, the consideration under the Transaction, as modified by the Amendment, is fair from a financial point of view to IAMGold.

        At a meeting held on November 29, 2004, the Special Committee presented its report and unanimous recommendation to the IAMGold Board of Directors that the IAMGold Board of Directors approve the terms of the Transaction, as modified by the Amendment, that IAMGold enter into the First Amending Agreement and that the IAMGold Board of Directors recommend that IAMGold Shareholders vote in favour of the Share Issue Resolution, the Anti-Dilution Resolution, the Amendment Resolution, the Share Incentive Plan Resolution, the By-Law Resolution and the Auditor Confirmation at the IAMGold Meeting. At this meeting, the IAMGold Board of Directors unanimously adopted the recommendation of the Special Committee, approved the terms of the Transaction, as modified by the Amendment, authorized IAMGold to enter into the First Amending Agreement and unanimously recommended that IAMGold Shareholders vote in favour of the Share Issue Resolution, the Anti-Dilution Resolution, the Amendment Resolution, the Share Incentive Plan Resolution, the By-Law Resolution and the Auditor Confirmation at the IAMGold Meeting (with Mr. Conway abstaining from voting but concurring with each decision).

The Transaction

Benefits of the Transaction

        The IAMGold Board of Directors believes, based upon, among other things, the recommendation of the Special Committee, which recommendation was unanimously adopted by the IAMGold Board of Directors, that the Transaction, as modified by the Amendment, should have the following benefits for IAMGold Shareholders:

  (a)
  the Transaction, as modified by the Amendment, is expected to create one of the world's top gold producers (fourth largest in North America and seventh largest in the world);

  (b)
  IAMGold Shareholders of record as of a date shortly before the Completion Date will receive the Special Dividend from IAMGold of Cdn$0.50 per IAMGold Share;

  (c)
  Gold Fields International will have interests in six producing gold operations, two in Ghana, two in Australia and two in Mali, with expected attributable production of approximately 2 million ounces of gold at a total cash cost of approximately $250 per ounce in calendar year 2005;

  (d)
  Gold Fields International will have attributable unhedged proved and probable mineral reserves of 19.2 million ounces of gold, attributable measured and indicated mineral resources of approximately 25.9 million ounces of gold and additional attributable inferred mineral resources of approximately 9.1 million ounces of gold (in the case of measured, indicated and inferred mineral resources, excluding the Arctic Platinum Project, the Cerro Corona Project and the Essakan project);

  (e)
  Gold Fields International will have immediate and near-term production growth opportunities through the development of the Arctic Platinum Project in Finland and the Cerro Corona Project in Peru (the acquisition of which is subject to completion) and the expansion of the Tarkwa gold mine in Ghana, as well as opportunities for future organic growth arising out of the combined Gold Fields/IAMGold exploration portfolio;

  (f)
  Gold Fields International will have a strong balance sheet with approximately $250 million in cash, cash equivalents and gold bullion upon the completion of the Transaction;

  (g)
  Gold Fields International will be well positioned for internal growth and have the financial strength and flexibility to take advantage of consolidation and acquisition opportunities in the gold mining industry, support for which has been secured from the SARB as long as the SARB Conditions (including that Gold Fields own more than 50.1% of Gold Fields International) are complied with;

  (h)
  Gold Fields International will have an experienced and entrepreneurial management team with significant operating experience; and

  (i)
  Gold Fields International will have a geographically diversified asset base, including operations and development projects in Australia, West Africa, Europe and the Americas.

Recommendation of the Special Committee

        At a meeting of the IAMGold Board of Directors held on November 29, 2004, after considering the terms of the Transaction as modified by the Amendment, the RBC Fairness Opinion delivered by RBC to the Special Committee and the IAMGold Board of Directors, and other matters, the Special Committee unanimously recommended to the IAMGold Board of Directors that the IAMGold Board of Directors approve the terms of the Transaction, as modified by the Amendment, that IAMGold enter into the First Amending Agreement and that the IAMGold Board of Directors recommend that IAMGold Shareholders vote in favour of the Share Issue Resolution, the Anti-Dilution Resolution, the Amendment Resolution, the Share Incentive Plan Resolution, the By-Law Resolution and the Auditor Confirmation at the IAMGold Meeting.

        In making such recommendation to the IAMGold Board of Directors, the Special Committee carefully reviewed and considered the terms of the Transaction, as modified by the Amendment, with the benefit of advice from financial and legal advisors. The following are the principal reasons for the Special Committee's unanimous recommendation to the IAMGold Board of Directors that the IAMGold Board of Directors recommend that IAMGold Shareholders vote in favour of matters relating to the Transaction, as modified by the Amendment, at the IAMGold Meeting:

  (a)
  the RBC Fairness Opinion delivered by RBC to the Special Committee and the IAMGold Board of Directors and which concludes that, subject to the assumptions, limitations and qualifications set forth therein, as of November 29, 2004, the consideration under the Transaction, as modified by the Amendment, is fair from a financial point of view to IAMGold;

  (b)
  the Transaction, as modified by the Amendment, is accretive to IAMGold Shareholders on a pro forma net asset value per share basis;

  (c)
  the pro forma cash flow per share pursuant to the Transaction, as modified by the Amendment, will be neutral to IAMGold Shareholders in the mid-term, but will be accretive to IAMGold Shareholders in the long-term; and

  (d)
  the other expected benefits of the Transaction, as modified by the Amendment, to IAMGold Shareholders listed under "Recent Developments — The Transaction — Benefits of the Transaction" in this supplemental information.

Recommendation of the IAMGold Board of Directors

        The IAMGold Board of Directors has unanimously approved the terms of the Transaction, as modified by the Amendment, and the First Amending Agreement and unanimously recommends that the IAMGold Shareholders vote in favour of the Share Issue Resolution, the Anti-Dilution Resolution, the Amendment Resolution, the Share Incentive Plan Resolution, the By-Law Resolution and the Auditor Confirmation at the IAMGold Meeting. In recommending that the IAMGold Shareholders vote in favour of the matters relating to the Transaction, as modified by the Amendment, the IAMGold Board of Directors considered, among other things, the unanimous recommendation of the Special Committee, the expected benefits of the Transaction, as modified by the Amendment, as well as the following factors:

  (a)
  the financial analysis provided by RBC to the IAMGold Board of Directors and the Special Committee and the RBC Fairness Opinion which concludes that, subject to the assumptions, limitations and qualifications set forth therein, as of November 29, 2004, the consideration under the Transaction, as modified by the Amendment, is fair from a financial point of view to IAMGold;

  (b)
  the Transaction, as modified by the Amendment, will provide IAMGold with the benefit of an immediate increase in cash flow from the St. Ives and Agnew gold mines in Australia; and

  (c)
  under the terms of the Purchase Agreement, as amended by the First Amending Agreement, the IAMGold Board of Directors is able, subject to the provisions of the Purchase Agreement, to consider any unsolicited bona fide Acquisition Proposal that is a Superior Proposal and approve or recommend to IAMGold Shareholders, or enter into an agreement in respect of, a Superior Proposal (see "The Purchase Agreement — Non-Solicitation", "— Superior Proposals" and "— Termination and Termination Fees" in the Circular).

        In making its determination, the IAMGold Board of Directors also considered and evaluated, among other things: (i) information with respect to the financial condition, business and operations of each of IAMGold and the Acquired Companies on both a historical and pro forma basis; (ii) information with respect to the assets and properties of IAMGold and the Acquired Companies; (iii) the other terms of the Transaction, as modified by the Amendment, including the structure of the Transaction; and (iv) the risks associated with the completion of the Transaction, including the risk occasioned by Norilsk, Gold Fields' largest shareholder which holds approximately 20% of the outstanding Gold Fields Shares, having covenanted to support Harmony in connection with its offer for Gold Fields Shares and to vote against the Transaction at the Gold Fields Meeting.

        This discussion of the information and factors considered and given weight by the IAMGold Board of Directors is not intended to be exhaustive, but is believed to include all material factors considered by the IAMGold Board of Directors. In making the determination to approve the terms of the Transaction, as modified by the Amendment, and the First Amending Agreement and recommending that IAMGold Shareholders vote in favour of the matters relating to the Transaction, as modified by the Amendment, at the IAMGold Meeting, the IAMGold Board of Directors did not assign any relative or specific weight to the factors which were considered, and individual directors may have given a different weight to each factor.

RBC Fairness Opinion

        On November 29, 2004, RBC delivered the RBC Fairness Opinion to the Special Committee and the IAMGold Board of Directors, which concludes that, subject to the assumptions, limitations and qualifications set forth therein, as of such date, the consideration under the Transaction, as modified by the Amendment, is fair from a financial point of view to IAMGold.

        The complete text of the RBC Fairness Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion is set out in schedule A to this supplemental information. The RBC Fairness Opinion addresses only the fairness of the consideration under the Transaction, as modified by the Amendment, from a financial point of view to IAMGold and is not and should not be construed as a valuation of IAMGold or Gold Fields or any of their respective assets or securities or a recommendation to any IAMGold Shareholder as to whether to vote in favour of any of the matters relating to the Transaction. IAMGold Shareholders are urged to, and should, read the RBC Fairness Opinion in its entirety.

        Neither RBC nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of IAMGold, Gold Fields or any of their respective associates or affiliates.

        RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of IAMGold and Gold Fields or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. In addition, as an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to IAMGold, Gold Fields or the Transaction.

        RBC is to be paid a fee for its services under its engagement with the Special Committee, including fees that are contingent on the completion of the Transaction or certain other events.

        In connection with the RBC Fairness Opinion, RBC reviewed and relied upon or carried out, among other things, the following: (i) the letter of intent between IAMGold and Gold Fields dated August 11, 2004, (ii) the Purchase Agreement, (iii) the most recent draft dated November 29, 2004 of the First Amending Agreement, (iv) the most recent draft dated November 29, 2004 of the Escrow Agreement, (v) the Circular, (vi) audited consolidated financial statements of IAMGold for each of the five years ended December 31, 2003, (vii) unaudited consolidated financial statements of IAMGold for the nine months ended September 30, 2004, (viii) audited consolidated financial statements of Gold Fields for each of the five years ended June 30, 2004, (ix) unaudited consolidated financial statements of Gold Fields for the three months ended September 30, 2004, (x) annual reports of IAMGold for each of the two years ended December 31, 2003, (xi) annual reports of Gold Fields for each of the two years ended June 30, 2004, (xii) the notice of annual meeting of shareholders and management information circulars of IAMGold for each of the two years ended December 31, 2003, (xiii) annual information forms of IAMGold for each of the two years ended December 31, 2003, (xiv) historical segmented financial statements of IAMGold by mining operation for each of the two years ended December 31, 2003 and the six months ended June 30, 2004, (xv) historical segmented financial statements of the Acquired Companies by mining operation for each of the three years ended June 30, 2004, (xvi) life of mine management budgets and operator plans of IAMGold and the Acquired Companies segmented by mining operations, (xvii) prior existing technical reports and feasibility studies with respect to certain properties of IAMGold and Gold Fields, (xviii) audited reserve and resource estimates as at December 31, 2003 for IAMGold and as at June 30, 2004 for Gold Fields, (xix) discussions with senior management of IAMGold and Gold Fields, (xx) discussions with legal counsel of the Special Committee and IAMGold, (xxi) certain publicly available information relating to the business, operations, financial performance and stock trading history of IAMGold, Gold Fields and other selected public companies considered by RBC to be relevant, (xxii) certain publicly available information with respect to other transactions of a comparable nature to the Transaction considered by RBC to be relevant, (xxiii) certain publicly available information regarding the mining and metals industry, (xxiv) representations contained in certificates addressed to RBC from senior officers of IAMGold as to the completeness and accuracy of the information upon which the RBC Fairness Opinion is based, and (xxv) such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

        The RBC Fairness Opinion states that RBC has not, to the best of its knowledge, been denied access by Gold Fields or IAMGold to any information requested by RBC.

        The RBC Fairness Opinion states that RBC has relied upon the completeness, accuracy and fair presentation of all of the information (financial or otherwise), data, documents, opinions, appraisals, valuations or other information and material of whatsoever nature or kind respecting IAMGold, Gold Fields, their subsidiaries and the Transaction (collectively the "Information") obtained by it from public sources, senior management of IAMGold or Gold Fields, as the case may be, and their consultants and advisors. The RBC Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. Subject to the exercise of professional judgment and except as described in the RBC Fairness Opinion, RBC did not attempt to verify independently the completeness, accuracy, or fair presentation of any such Information. The RBC Fairness Opinion also assumes that all of the conditions required to implement the Transaction, as modified by the Amendment, will be met.

        Senior officers of IAMGold have represented to RBC, among other things, that (i) the Information provided orally by, or in the presence of an officer or employee of IAMGold or in writing by IAMGold or any of its subsidiaries (as such term is defined in the Securities Act (Ontario)) or their respective agents to RBC for the purpose of preparing the RBC Fairness Opinion was complete, true and correct in all material respects at the date such Information was provided to RBC, and did not and does not contain any untrue statement of a material fact in respect of IAMGold, its subsidiaries or the Transaction and did not and does not omit to state a material fact in respect of IAMGold, its subsidiaries or the Transaction necessary to make such Information or any statement contained therein not misleading in light of the circumstances under which such Information was provided or any statement was made, and (ii) since the dates on which such Information was provided to RBC by IAMGold, except as publicly disclosed or as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of IAMGold or any of its subsidiaries and no material change has occurred in such Information or any part thereof which would have or which would reasonably be expected to have a material effect on the RBC Fairness Opinion. RBC requested but was not provided with a certificate of representation executed by senior officers of Gold Fields as to the completeness and accuracy of the information upon which the RBC Fairness Opinion is based and, as such, the RBC Fairness Opinion is qualified by the lack of such certificate.

        The RBC Fairness Opinion was rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date thereof and the condition and prospects, financial and otherwise of IAMGold and its respective subsidiaries and affiliates and the Acquired Interests as they were reflected in the Information and as they were represented to RBC in discussions with management of IAMGold and Gold Fields. In its analyses and in connection with the preparation of its opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Transaction.

Summary of Pro Forma Financial Information

        The following table presents selected unaudited pro forma condensed consolidated financial information for Gold Fields International in respect of the periods indicated, after giving effect to the Transaction, as modified by the Amendment. This table should be read in conjunction with the unaudited pro forma condensed consolidated financial statements of Gold Fields International under Canadian GAAP, the notes thereto and the report of PricewaterhouseCoopers Inc. thereon set out in schedule C to this supplemental information. This table contains financial information derived from financial statements that have been prepared in accordance with Canadian GAAP. The pro forma condensed consolidated financial information is provided for informational purposes only and does not purport to be indicative of results of operations of Gold Fields International following completion of the Transaction, as modified by the Amendment, as of any future date or for any future period.

Year ended June 30, 2004
Canadian GAAP
(in millions of US dollars)
Pro Forma Statement of Operations Information:
Revenue	728.5
Operating profit	99.9
Profit before taxation	163.2
Net earnings	98.6
(in US cents per share)
Earnings per share
Basic	19.8
Diluted	19.8
(in millions of US dollars)
Pro forma Balance Sheet Information:
Total assets	2,060.8
Shareholders' equity	1,485.5
Non-current liabilities	400.1

Recent Developments — The Harmony Offer

        On October 28, 2004, Harmony announced an unsolicited offer to acquire all of the Gold Fields Shares on the basis of 1.275 ordinary shares of Harmony for each Gold Fields Share and 1.275 American depositary shares of Harmony for each American depositary share of Gold Fields (the "Harmony Offer"). The Harmony Offer is being conducted in two stages: an early settlement offer to acquire up to 34.9% of the outstanding Gold Fields Shares (the "Early Settlement Offer") and a subsequent offer to acquire the outstanding Gold Fields Shares not acquired in the Early Settlement Offer (the "Subsequent Offer"). The Subsequent Offer is subject to a number of conditions, including a condition that the Transaction not be implemented. Both the Early Settlement Offer and the Subsequent Offer were conditional upon the approval by the shareholders of Harmony of certain resolutions relating to an increase in the authorized share capital of Harmony. At a general meeting of the shareholders of Harmony held on November 12, 2004, the majority of the shareholders of Harmony approved such resolutions.

        Gold Fields is pursuing certain legal and regulatory challenges to the Harmony Offer. The formal response of Gold Fields to the Harmony Offer was published and mailed to Gold Fields Shareholders commencing on November 3, 2004. In response to an application made by Gold Fields, on November 26, 2004, the Competition Appeal Court in South Africa (the "South African Competition Court") ruled that the Early Settlement Offer is a notifiable merger for competition purposes and may not be implemented prior to the notification and approval of the South African competition authorities. In their ruling, the South African Competition Court interdicted and restrained Harmony from voting or exercising any rights attaching to any Gold Fields Shares which it may acquire under the Early Settlement Offer or otherwise until approval for the Early Settlement Offer is obtained from the South African competition authorities. Harmony has announced its intention to vote its Gold Fields Shares at the Gold Fields Meeting and in certain circumstances to take action to restrain the completion of the Transaction if the Transaction is approved at the Gold Fields Meeting. Pursuant to the Early Settlement Offer, which expired on November 26, 2004, Harmony acquired approximately 11.8% of the outstanding Gold Field Shares.

        Gold Fields understands that Norilsk has executed an undertaking to accept the Subsequent Offer in respect of 98,467,758 Gold Fields Shares, representing approximately 20.03% of the outstanding Gold Fields Shares.

DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this supplemental information from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be accessed on SEDAR at www.sedar.com or obtained on request without charge from the Secretary of IAMGold at the principal office of IAMGold located at 5th Floor, 220 Bay Street, Toronto, Ontario, Canada M5J 2W4, telephone: 416-360-4719.

        The following documents, filed by IAMGold with the securities commissions or similar regulatory authorities in Canada, are specifically incorporated by reference in, and form an integral part of this supplemental information:

  (a)
  the consolidated financial statements of IAMGold for the nine-month period ended September 30, 2004; and

  (b)
  the material change report dated December 6, 2004 with respect to the execution of the First Amending Agreement between IAMGold, Gold Fields, GF Ghana Holdings and GF Guernsey in connection with the Amendment.

Any financial statements, management information circulars, management's discussion and analysis, annual information forms or material change reports (excluding confidential material change reports) filed by IAMGold with securities commissions or similar regulatory authorities in Canada after the date of this supplemental information and prior to the IAMGold Meeting shall be deemed to be incorporated by reference in this supplemental information.

Any statement contained in this supplemental information or a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this supplemental information to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this supplemental information.

SCHEDULE A

November 29, 2004

The Special Committee of the Board of Directors of
IAMGold Corporation and
The Board of Directors of IAMGold Corporation
220 Bay Street, 5th Flr.
Toronto, ON
M5J 2W4

To the Special Committee and the Board:

        RBC Dominion Securities Inc. ("RBC"), a member company of RBC Capital Markets, understands that on August 11, 2004 IAMGold Corporation ("IAMGold" or the "Company") and Gold Fields Limited ("Gold Fields") announced a proposed transaction whereby the Company would acquire (the "Transaction") all of the assets of Gold Fields' subsidiaries located outside of the South African Development Community, including Gold Fields' interests in the Tarkwa and Damang mines in Ghana, the St. Ives and Agnew mines in Australia, the Arctic Platinum project in Finland, the Cerro Corona project in Peru (subject to the completion of Gold Fields' acquisition thereof), and certain other exploration properties and equity investments, and approximately US$311 million in cash held at subsidiary companies (the "GFI Assets"). RBC understands that the terms of the Transaction provide that Gold Fields will receive 351,690,218 common shares of IAMGold ("IAMGold Shares"), which will equate to approximately 70% of the outstanding IAMGold Shares at the closing of the Transaction, subject to adjustment based on the total cash contributed by Gold Fields to the ongoing capital expenditure programs of the GFI Assets from and after June 24, 2004 through closing of the Transaction. Holders of IAMGold Shares ("IAMGold Shareholders") will receive a $0.50 per share special dividend prior to the closing of Transaction. RBC further understands that IAMGold will be renamed Gold Fields International Limited upon the closing of the Transaction. The terms of the Transaction are more fully described in the joint management information circular dated November 4, 2004 (the "Circular") which has been mailed to IAMGold Shareholders and holders of Gold Fields common shares in connection with the Transaction.

        RBC further understands that IAMGold and Gold Fields intend to enter into an agreement that will modify the terms of the Transaction whereby the cash contribution from Gold Fields' subsidiaries to Gold Fields International Limited will be reduced by US$200 million (the "Amended Transaction"). The other terms of the Transaction will remain unchanged. The terms of the Amended Transaction will be more fully described in a supplement to the Circular to be mailed to IAMGold Shareholders in connection with the Amended Transaction.

        RBC understands that a committee (the "Special Committee") of the board of directors (the "Board") of the Company will consider the Amended Transaction and make recommendations thereon to the Board. The Special Committee has retained RBC to provide advice and assistance to the Special Committee in evaluating the Amended Transaction, including the preparation and delivery to the Special Committee and the Board of RBC's opinion as to the fairness of the consideration under the Amended Transaction from a financial point of view to IAMGold (the "Fairness Opinion"). RBC has not prepared a valuation of the Company, Gold Fields, the GFI Assets or any of their respective securities or assets and the Fairness Opinion should not be construed as such.

Engagement

        RBC was originally engaged by the Board pursuant to an agreement between the Company and RBC dated March 22, 2004 in respect of a proposed transaction between IAMGold and Wheaton River Minerals Ltd. (the "Arrangement") and, on April 28, 2004, RBC delivered to the Board RBC's opinion that the consideration under the Arrangement was fair from a financial point of view to the Company. RBC was previously engaged by the Special Committee pursuant to an agreement between the Company and RBC dated June 14, 2004 in respect of an offer by Golden Star Resources Limited ("Golden Star") to purchase all of the outstanding IAMGold Shares (the "Original Offer") and, on June 23, 2004, RBC delivered to the Special Committee and the Board RBC's opinion that the consideration under the Original Offer was inadequate from a financial point of view to IAMGold Shareholders and that the consideration under the Arrangement was fair from a financial point of view to the Company. RBC was also previously engaged by the Special Committee pursuant to an agreement between the Company and RBC dated July 7, 2004 in respect of an amended offer by Golden Star (the "Amended Offer") and, on July 8, 2004, RBC delivered to the Special Committee and the Board RBC's opinion that the consideration under the Amended Offer was inadequate from a financial point of view to IAMGold Shareholders. RBC was engaged by the Special Committee pursuant to an agreement between the Company and RBC (the "Engagement Agreement") dated July 8, 2004 and, on November 4, 2004, RBC delivered to the Special Committee and the Board RBC's opinion that the consideration under the Transaction was fair from a financial point of view to IAMGold. The terms of the Engagement Agreement provide that RBC is to be paid a fee for its services under the Engagement Agreement, including fees that are contingent on the completion of the Amended Transaction or certain other events. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances. RBC consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof in the Circular and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province and territory of Canada and in the United States.

        RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company, Gold Fields or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, Gold Fields or the Amended Transaction.

Credentials of RBC Capital Markets

        RBC is one of Canada's largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Fairness Opinion expressed herein represents the opinion of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

        In connection with our Fairness Opinion, we have reviewed and relied upon or carried out, among other things, the following:

  1.
  the letter of intent between IAMGold and Gold Fields dated August 11, 2004;

  2.
  the Circular;

  3.
  the most recent draft dated November 29, 2004 of the First Amending Agreement to the Amended and Restated Purchase Agreement;

  4.
  the most recent draft dated November 29, 2004 of the Escrow Agreement between IAMGold, Gold Fields and McCarthy Tétrault LLP (as escrow agent);

  5.
  the Amended and Restated Purchase Agreement made as of September 30, 2004 and amended and restated as of November 4, 2004 between IAMGold, Gold Fields, Gold Fields Ghana Holdings Limited and Gold Fields Guernsey Limited, including the schedules thereto which include drafts of the: (i) anti-dilution agreement between Gold Fields International Limited and Gold Fields; (ii) registration rights agreement between Gold Fields International Limited and Gold Fields; and (iii) relationship agreement between Gold Fields International Limited and Gold Fields;

  6.
  audited consolidated financial statements of the Company for each of the five years ended December 31, 2003;

  7.
  unaudited consolidated financial statements of the Company for the nine months ended September 30, 2004;

  8.
  audited, consolidated financial statements of Gold Fields for each of the five years ended June 30, 2004;

  9.
  unaudited consolidated financial statements of Gold Fields for the three months ended September 30, 2004;

  10.
  annual reports of the Company for each of the two years ended December 31, 2003;

  11.
  annual reports of Gold Fields for each of the two years ended June 30, 2004;

  12.
  the Notice of Annual Meeting of Shareholders and Management Information Circulars of the Company for each of the two years ended December 31, 2003;

  13.
  annual information forms of the Company for each of the two years ended December 31, 2003;

  14.
  historical segmented financial statements of the Company by mining operation for each of the two years ended December 31, 2003 and the six months ended June 30, 2004;

  15.
  historical segmented financial statements of the GFI Assets by mining operation for each of the three years ended June 30, 2004;

  16.
  internal life of mine management budgets and operator plans of the Company and the GFI Assets segmented by mining operations;

  17.
  the audited reserve and resource estimates of the Company as at December 31, 2003;

  18.
  the audited reserve and resource estimates of Gold Fields as at June 30, 2004;

  19.
  the St. Ives Gold Mining Company Pty Ltd, St. Ives Gold Project Feasibility Study;

  20.
  the Agnew Gold Mining Company Pty Ltd Mineral Resources and Ore Reserves Report as at June 30, 2003;

  21.
  the Gold Fields Ghana Limited Tarkwa Gold Mine and Damang Mineral Resources and Ore Reserves Report as at June 30, 2003;

  22.
  the St. Ives Gold Mining Company Pty Ltd Mineral Resources and Ore Reserves Report as at June 30, 2003;

  23.
  the Cerro Corona Copper-Gold Project Definitive Feasibility Study dated May 2002, prepared by GRD Minproc Limited;

  24.
  the Suhanko Project Feasibility Study (Executive Summary);

  25.
  the Technical Report on the St. Ives Gold Mine, Western Australia prepared by Steffen, Robertson and Kirsten (Australasia) (Proprietary) Limited and dated October, 2004;

  26.
  the Technical Report on the Agnew Gold Mine, Western Australia prepared by Steffen, Robertson and Kirsten (Australasia) (Proprietary) Limited and dated October, 2004;

  27.
  the Technical Report on the Tarkwa Gold Mine, Ghana prepared by SRK Consulting (UK) Ltd. and dated October 25, 2004;

  28.
  the Technical Report on the Damang Gold Mine, Ghana prepared by SRK Consulting (UK) Ltd. and dated October 25, 2004;

  29.
  the Technical Report on the Cerro Corona Project prepared by Gold Fields and Norwest Corporation and dated October 7, 2004;

  30.
  the Technical Report on the Konttijarvi, Ahmavaara, and SK Deposits, Finland prepared by Snowden Mining Industry Consultants and dated October 1, 2004;

  31.
  discussions with senior management of the Company and Gold Fields;

  32.
  discussions with legal counsel of the Special Committee and the Company;

  33.
  public information relating to the business, operations, financial performance and stock trading history of the Company, Gold Fields and other selected public companies considered by us to be relevant;

  34.
  public information with respect to other transactions of a comparable nature considered by us to be relevant;

  35.
  public information regarding the mining and metals industry;

  36.
  representations contained in certificates addressed to us, dated as of the date hereof, from senior officers of the Company as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and

  37.
  such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

        RBC has not, to the best of its knowledge, been denied access by the Company or Gold Fields to any information requested by RBC. RBC requested but was not provided with a certificate of representation executed by senior officers of Gold Fields as to the completeness and accuracy of the information provided by Gold Fields upon which the Fairness Opinion is based. Gold Fields informed RBC that it is the policy of Gold Fields not to deliver certificates to financial advisors. In keeping with its policy, Gold Fields declined to deliver such a certificate to RBC. In addition, as the auditors of the Company declined to permit RBC to rely upon information provided by them as a part of any due diligence review, RBC did not meet with the auditors and has assumed the accuracy and fair presentation of and relied upon the audited consolidated financial statements of the Company and the reports of the auditors thereon.

Assumptions and Limitations

        With the Special Committee's approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the information (financial or otherwise), data, documents, opinions, appraisals, valuations or other information and materials of whatsoever nature or kind respecting the Company, Gold Fields, their subsidiaries and the Amended Transaction (collectively, the "Information") obtained by it from public sources, senior management of the Company or Gold Fields, as the case may be, and their consultants and advisors. The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

        Senior officers of the Company have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Information provided orally by, or in the presence of, an officer or employee of the Company or in writing by the Company or any of its subsidiaries (as such term is defined in the Securities Act (Ontario)) or their respective agents to RBC for the purpose of preparing the Fairness Opinion was, at the date such Information was provided to RBC by the Company, and is at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company, its subsidiaries or the Amended Transaction and did not and does not omit to state a material fact in respect of the Company, its subsidiaries or the Amended Transaction necessary to make such Information or any statement contained therein not misleading in light of the circumstances under which such Information was provided or any statement was made; and that, (ii) since the dates on which such Information was provided to RBC by the Company, except as publicly disclosed or as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred in such Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

        RBC requested but was not provided with a certificate of representation executed by senior officers of Gold Fields as to the completeness and accuracy of the information provided by Gold Fields upon which the Fairness Opinion is based and, as such, the Fairness Opinion is qualified by the lack of such certificate. Gold Fields informed RBC that it is the policy of Gold Fields not to deliver certificates to financial advisors. In keeping with its policy, Gold Fields declined to deliver such a certificate to RBC.

        In preparing the Fairness Opinion, RBC has made several assumptions, including that all of the conditions required to implement the Amended Transaction will be met and that the disclosure provided or incorporated by reference in the Circular with respect to the Company, Gold Fields, their respective subsidiaries and affiliates and the Amended Transaction is accurate in all material respects.

        The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company, and its respective subsidiaries and affiliates and the GFI Assets, as they were reflected in the Information and as they have been represented to RBC in discussions with management of the Company and Gold Fields. In its analyses and in preparing the Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Amended Transaction.

        The Fairness Opinion is given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to RBC's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Fairness Opinion.

        RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to any IAMGold Shareholder as to whether to vote in favour of the Amended Transaction.

  Fairness Analysis

  Approach to Fairness

        In considering the fairness of the consideration under the Amended Transaction from a financial point of view to the Company, RBC principally considered and relied upon: (i) a comparison of the consideration under the Amended Transaction to the results of a net asset value analysis of the GFI Assets and the Company; (ii) a comparison of the multiples implied under the Amended Transaction to an analysis of recent precedent transactions; (iii) a comparison of the relative contribution of assets, cash flow, earnings, net asset value, production and reserves by the Company and the GFI Assets to the pro forma relative ownership of IAMGold by Gold Fields and IAMGold Shareholders assuming the Amended Transaction is completed; and (iv) a comparison of the potential financial impact to IAMGold of the consideration under the Amended Transaction to the consideration offered under alternative transactions including the Amended Offer at the time the Transaction was entered into.

  Fairness Conclusion

        Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the consideration under the Amended Transaction is fair from a financial point of view to IAMGold.

Yours very truly,

RBC DOMINION SECURITIES INC.

SCHEDULE B

         FIRST AMENDING AGREEMENT

TO THE

AMENDED AND RESTATED PURCHASE AGREEMENT
MADE AS OF SEPTEMBER 30, 2004
AND AMENDED AND RESTATED AS OF NOVEMBER 4, 2004

BETWEEN

IAMGOLD CORPORATION

AND

GOLD FIELDS LIMITED, GOLD FIELDS GHANA HOLDINGS LIMITED and
GOLD FIELDS GUERNSEY LIMITED

MADE AS OF

NOVEMBER 30, 2004

FIRST AMENDING AGREEMENT TO THE

AMENDED AND RESTATED PURCHASE AGREEMENT

        THIS AGREEMENT made as of November 30, 2004;

B E T W E E N:

        IAMGOLD CORPORATION, a corporation incorporated under the laws of Canada ("IAMGOLD")

– and –

        GOLD FIELDS LIMITED, a corporation incorporated under the laws of South Africa ("Gold Fields")

– and –

        GOLD FIELDS GHANA HOLDINGS LIMITED, a corporation incorporated under the laws of the Isle of Guernsey ("GF Ghana Holdings")

– and –

        GOLD FIELDS GUERNSEY LIMITED, a corporation incorporated under the laws of the Isle of Guernsey ("GF Guernsey")

WHEREAS:

  (a)
  the parties hereto have entered into a purchase agreement made as of September 30, 2004 as amended and restated as of November 4, 2004 (the "Purchase Agreement");

  (b)
  on October 18, 2004, Harmony Gold Mining Company Limited ("Harmony") announced an unsolicited and hostile offer to acquire from the shareholders of Gold Fields all of their Gold Fields shares in exchange for the issue of Harmony shares (the "Harmony Offer"). The Harmony Offer includes an offer which is conditional on, among other things, the Transaction not being implemented;

  (c)
  in light of announcements by the Government of South Africa regarding the relaxation of exchange controls, certain shareholders of Gold Fields have indicated to Gold Fields that changes to the original economic terms of the Transaction would increase the likelihood of the Transaction being approved at the Gold Fields Meeting, and the parties hereto mutually agree that certain changes to such terms are appropriate in the circumstances; and

  (d)
  accordingly, the parties hereto desire to amend the Purchase Agreement in the manner set out herein;

NOW THEREFORE in consideration of the premises and the covenants and agreements herein contained, the parties hereto covenant and agree as follows:

1.     Interpretation

  In this Agreement, unless the context otherwise requires, all terms defined in the Purchase Agreement and not otherwise defined herein shall have the same meanings as in the Purchase Agreement and the rules of interpretation set out in subsections 1(b), (c) and (g) of the Purchase Agreement shall apply to this Agreement.

2.     Amendments to the Purchase Agreement

  The Purchase Agreement is amended (all of such amendments being collectively referred to herein as the "Amendments"):

  (a)
  by deleting subsection 1(a)(xv)A in its entirety and replacing it with the following:

  "A.
  in relation to the Acquired Companies, means a material adverse effect on the business, operations, results of operations, prospects, assets, liabilities or financial condition of the Acquired Companies taken as a whole, other than any effect: (a) relating to the global economy or securities markets in general; (b) affecting the worldwide gold mining industry in general and which does not have a materially disproportionate effect on the Acquired Companies taken as a whole; (c) resulting from changes in the price of gold; (d) relating to currency exchange rates; or (e) arising from the announcement or implementation of any of the Permitted Gold Fields Transactions and, for greater certainty, (A) any material decrease or proposed material decrease in Gold Fields' interest in any joint venture material to the Acquired Companies taken as a whole, whether as a result of an exercise of pre-emptive or other rights or otherwise, shall be deemed to have a material adverse effect, and (B) the Cash Transfer and any event identified in the Gold Fields Disclosure Letter shall be deemed not to have a material adverse effect, and";

  (b)
  by adding the following as subsection 2(f):

  "(f)
  Notwithstanding any provision to the contrary in this Agreement, at any time on or before the Completion Date, Gold Fields shall be entitled to cause to be distributed (by way of dividend or otherwise) or otherwise transferred, directly or indirectly, in cash, from one or more Acquired Companies to one or more subsidiaries of Gold Fields which are not Acquired Companies, up to US$200 million or its equivalent in other currency (based upon the average noon buying rate for such other currency in United States Dollars quoted by the Federal Reserve Bank of New York over the 20 business days immediately preceding the date of such distribution or transfer) (the "Cash Transfer"). For greater certainty, any and all dividends or other distributions made in furtherance of the Cash Transfer shall not be taken into account in determining the Net Cash Subscription Amount. Notwithstanding anything in this Agreement to the contrary, this subsection 2(f) shall cease to have any effect if the Gold Fields Meeting and the vote of Gold Fields shareholders on the Transaction do not occur on December 7, 2004.";

  (c)
  by deleting subsection 6(d) in its entirety and replacing it with the following:

  "(d)
  No Purchase Rights.    Etc. Except for potential transactions particulars of which are set out in subsection 2(f) and in the Gold Fields Disclosure Letter (the "Permitted Gold Fields Transactions"), no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Gold Fields or any of the Vendors, directly or indirectly, of any shares or other securities of any of the Acquired Companies or from any Acquired Company of any assets which, individually or in the aggregate, are material to the Acquired Companies taken as a whole.";

  (d)
  by deleting subsection 6(o) in its entirety and replacing it with the following:

  "(o)
  Title.    The Acquired Companies collectively are the owners, directly or indirectly, with good title, free and clear of any and all Encumbrances of all assets and properties (including all mining rights and mining properties) shown or reflected in the Directly Acquired Companies' Financial Statements or the Consolidated Trial Balances except only such assets and properties as have been disposed of in the usual and ordinary course of business of the Acquired Companies or pursuant to a Gold Fields Permitted Transaction since June 30, 2004, and any assets or properties acquired since such dates and, to Gold Fields' best knowledge and belief, there is no state of facts which could reasonably be expected to cause any such title not to be so owned or to be subject to any Encumbrances; except in each case for Encumbrances which individually and in the aggregate do not have a material adverse effect on the Acquired Companies.";

  (e)
  by deleting from subsection 8(e)(i) and the opening language of subsection 8(f) the words "in accordance with the Gold Fields Disclosure Letter";

  (f)
  by deleting subsection 9(f) in its entirety and replacing it with the following:

  "(f)
  Gold Fields shall have obtained all required approvals, consents, waivers, permits, exemptions and orders and agreements and all amendments and modifications to agreements, indentures and arrangements which may be necessary or desirable in connection with, and shall have caused to occur:

       (i)    the transfer of all of its indirect interests in (A) Kisenge Limited and its subsidiaries Cluff Mining Congo SPRL and Mines d'Or de Kisenge SARL, (B) the Tembo project in Tanzania, and (C) the Okimo project in the Democratic Republic of the Congo to one or more subsidiaries of Gold Fields which are not Acquired Companies; and

      (ii)    the Cash Transfer;

      all on terms which would not reasonably be expected to have any residual adverse effect on IAMGOLD or any IAMGOLD Group Company, on the Acquired Interests taken as a whole or on the ability of the parties to complete the Transaction in accordance with the terms hereof, provided for greater certainty that any diminution in value of the Acquired Interests resulting directly from the Cash Transfer shall be deemed not to have any such residual adverse effect."; and

  (g)
  by adding the following to Schedule D immediately after "business day":

      "Cash Transfer"                                                                                           2(f)".

3.     Matters Relating to the Gold Fields Meeting

  (a)
  Gold Fields Announcement and Gold Fields Supplement.    In connection with the Gold Fields Meeting, Gold Fields shall, as promptly as reasonably practicable following the execution hereof, issue a public announcement with respect to the Amendments (the "Gold Fields Announcement") and distribute the Gold Fields Announcement, together with certain additional information (collectively, the "Gold Fields Supplement") to its shareholders. Each of the Gold Fields Announcement and the Gold Fields Supplement shall be reasonably satisfactory to IAMGOLD before it is issued or distributed (as the case may be) by Gold Fields. Gold Fields shall ensure that each of the Gold Fields Announcement and the Gold Fields Supplement complies with all applicable Laws and, without limiting the generality of the foregoing, shall ensure that, taken together, the Gold Fields Circular and the Gold Fields Supplement do not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact that is required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by IAMGOLD).

  (b)
  Preparation of Gold Fields Announcement and Gold Fields Supplement.    The Gold Fields Announcement shall set out, in addition to any other information deemed desirable by Gold Fields or required by applicable Laws, (i) a description of the material Amendments, (ii) a restatement of the pro forma financial effects of the Transaction on Gold Fields (based upon Gold Fields' audited results for the year ended June 30, 2004) contained in the Gold Fields Circular to give effect to the Amendments, and (iii) such modifications to the ordinary resolutions set out in the notice of general meeting included in the Gold Fields Circular to be voted upon by Gold Fields shareholders at the Gold Fields Meeting as are necessary to reflect the Amendments. The Gold Fields Supplement shall consist of, in addition to any other information deemed desirable by Gold Fields or required by applicable Laws, (i) the Gold Fields Announcement and (ii) restatements of the pro forma condensed consolidated balance sheets and income statements of Gold Fields and IAMGOLD giving effect to the Transaction (including the independent reporting accountants' reports on, and excluding the notes to, such financial statements) contained in the Gold Fields Circular to give effect to the Amendments.

  (c)
  Information for Gold Fields Announcement and Gold Fields Supplement.    IAMGOLD shall promptly furnish to Gold Fields all information concerning IAMGOLD as may be required for the preparation of the Gold Fields Announcement and the Gold Fields Supplement (subject to obtaining any necessary consents to the disclosure of such information, which consents IAMGOLD shall use its commercially reasonable efforts to obtain) and hereby covenants that no information furnished by IAMGOLD in connection therewith will contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact that is required to be stated therein in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is provided.

4.     Matters Relating to the IAMGOLD Meeting

  (a)
  Adjournment of IAMGOLD Meeting.    IAMGOLD shall use its commercially reasonable efforts to cause the IAMGOLD Meeting to be adjourned to a date not later than December 17, 2004 or such later date as may be mutually agreed upon by IAMGOLD and Gold Fields (such adjournment being hereinafter referred to as the "IAMGOLD Adjournment"). Unless the context otherwise requires, each of the covenants and agreements of IAMGOLD set out in the Purchase Agreement in relation to the IAMGOLD Meeting shall apply equally in relation to the IAMGOLD Adjournment.

  (b)
  IAMGOLD Supplement.    In connection with the IAMGOLD Adjournment, IAMGOLD shall, as promptly as reasonably practicable following the execution hereof, prepare, file and distribute to its shareholders a supplement to the IAMGOLD Circular dated November 4, 2004 (the "IAMGOLD Supplement"), which supplement shall be reasonably satisfactory to Gold Fields before it is filed or distributed to IAMGOLD shareholders. IAMGOLD shall ensure that the IAMGOLD Supplement complies with all applicable Laws and, without limiting the generality of the foregoing, shall ensure that, taken together, the IAMGOLD Circular and the IAMGOLD Supplement do not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact that is required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to Gold Fields or the Acquired Companies which is provided by Gold Fields).

  (c)
  Preparation of IAMGOLD Supplement.    The IAMGOLD Supplement shall take the form of a letter from the President and Chief Executive Officer of IAMGOLD to the shareholders of IAMGOLD (the "Letter to Shareholders") together with additional material which shall set out, in addition to any other information deemed desirable by IAMGOLD or required by applicable Laws, (i) a description of the Amendments, this Agreement and the background thereto, (ii) restatements of the pro forma condensed consolidated financial statements of IAMGOLD contained in the IAMGOLD Circular to give effect to the Amendments, (iii) a revised written opinion from RBC Dominion Securities Inc. to the effect that the consideration payable for the Acquired Interests under the Transaction, as amended hereby, is fair from a financial point of view to IAMGOLD, and (iv) a copy of this Agreement. Concurrently with the distribution of the IAMGOLD Supplement to IAMGOLD shareholders, IAMGOLD shall cause the Letter to Shareholders, together with such of the additional material contained in the IAMGOLD Supplement as IAMGOLD deems appropriate, to be published in one or more daily newspapers with wide circulation in Canada.

  (d)
  Information for IAMGOLD Supplement.    Gold Fields shall promptly furnish to IAMGOLD all information concerning Gold Fields, the Vendors, the Acquired Companies and the Listed Acquired Interests as may be required for the preparation of the IAMGOLD Supplement (subject to obtaining any necessary consents to the disclosure of such information, which consent Gold Fields shall use its commercially reasonable efforts to obtain) and hereby covenants that no information furnished by Gold Fields in connection therewith will contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact that is required to be stated therein in order to make any information so furnished for use in any such document not misleading in light of the circumstances in which it is provided.

5.     Escrow of Termination Fee

  (a)
  Escrow of Termination Fee.    Concurrently with the execution and delivery of this Agreement, Gold Fields and IAMGOLD shall execute and deliver an escrow agreement (the "Escrow Agreement") in the form of the escrow agreement attached as schedule A hereto. Gold Fields shall, within 5 business days of the execution of the Escrow Agreement, deliver to the Escrow Agent, as defined therein, by way of wire transfer to a trust account of the Escrow Agent designated by the Escrow Agent or other means acceptable to the Escrow Agent, an amount in cash equal to US$20,000,000, which amount, together with interest earned thereon, shall be held in, and released from, escrow by the Escrow Agent in accordance with the provisions of the Escrow Agreement.

  (b)
  Execution and Delivery of Directions to the Escrow Agent.    Each of Gold Fields and IAMGOLD covenants and agrees that it will execute and deliver to the Escrow Agent:

  (i)
  a direction in the form of the direction attached as schedule A to the Escrow Agreement forthwith upon the payment of US$20,000,000 (the "Termination Fee") being required to be made to IAMGOLD in accordance with the provisions of section 16 of the Purchase Agreement; and

  (ii)
  a direction in the form of the direction attached as schedule B to the Escrow Agreement upon the Completion Date or, in the event that the completion of the Transaction does not occur, forthwith upon it being determined that the Termination Fee is not required to be paid to IAMGOLD in accordance with the provisions of section 16 of the Purchase Agreement.

  (c)
  Representation and Warranty.    Gold Fields, GF Ghana Holdings and GF Guernsey jointly and severally represent and warrant to and in favour of IAMGOLD that no consent, approval, order or authorization of, or declaration or filing with, any governmental authority (including, without limitation, SARB) or other person is required to be obtained by any Gold Fields Group Company (other than such consents, approvals, orders or authorizations which have previously been obtained, which consents, approvals, orders and authorizations remain in effect as of the date hereof) in connection with the execution and delivery of this Agreement and the Escrow Agreement by Gold Fields, GF Ghana Holdings and GF Guernsey and the performance by Gold Fields, GF Ghana Holdings and GF Guernsey, as applicable, of their obligations hereunder and thereunder including, without limitation, in connection with the escrow of the amount of US$20,000,000 in accordance with the provisions of this section 5 and the Escrow Agreement.

6.     Miscellaneous

  (a)
  Confirmation.    The Purchase Agreement, as amended hereby, is hereby ratified and confirmed in all respects and the parties hereto acknowledge that the Purchase Agreement, as amended hereby, is in full force and effect.

  (b)
  Governing Law.    This Agreement shall be governed by and be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein, and each of the parties hereto irrevocably attorns to the non-exclusive jurisdiction of the courts of such province.

  (c)
  Amendment.    This Agreement may be amended only by written agreement of the parties hereto.

  (d)
  Assignment.    None of the parties hereto may assign its rights or obligations under this Agreement without the prior written consent of the other parties hereto.

  (e)
  Binding Effect    This Agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and permitted assigns.

  (f)
  Waiver.    Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing and executed by the party hereto granting such waiver or right and, unless otherwise provided, shall be limited to the specific matter, and the occurrence thereof, identified in such waiver or release.

  (g)
  Further Assurances.    Each of the parties hereto shall from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party hereto may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

  (h)
  Severability.    If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect.

  (i)
  Execution in Counterparts.    This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

IAMGOLD CORPORATION
By:	(Signed) "Joseph F. Conway"

	Name:	Joseph F. Conway
	Title:	President and Chief Executive Officer
GOLD FIELDS LIMITED
By:	(Signed) "Nicholas J. Holland"

	Name:	Nicholas J. Holland
	Title:	Chief Financial Officer
GOLD FIELDS GHANA HOLDINGS LIMITED
By:	(Signed) "A. J. Taberner"

	Name:	A. J. Taberner
	Title:	Director
By:	(Signed) "S.R. Henning"

	Name:	S.R. Henning
	Title:	Director
GOLD FIELDS GUERNSEY LIMITED
By:	(Signed) "A. J. Taberner"

	Name:	A. J. Taberner
	Title:	Director
By:	(Signed) "S.R. Henning"

	Name:	S.R. Henning
	Title:	Director

Schedule A

ESCROW AGREEMENT

        THIS AGREEMENT made as of November 30, 2004;

B E T W E E N:

        IAMGOLD CORPORATION, a corporation incorporated under
        the laws of Canada ("        IAMGold")

 — and —

        GOLD FIELDS LIMITED, a corporation incorporated under the
        laws of South Africa ("        Gold Fields")

 — and —

        McCARTHY TÉTRAULT LLP, a limited liability partnership
        created under the laws of the Province of Ontario
        (the "        Escrow Agent")

WHEREAS:

  (a)
  IAMGold and Gold Fields are parties to a purchase agreement made as of September 30, 2004, amended and restated as of November 4, 2004 and further amended by an amending agreement made as of November 30, 2004, which purchase agreement provides, among other things, that in certain events a termination fee in the amount of US$20,000,000 is payable by IAMGold or Gold Fields to the other of them;

  (b)
  pursuant to the foregoing amending agreement, IAMGold and Gold Fields have agreed that an amount equal to the termination fee shall be paid by Gold Fields into and held in escrow in accordance with the provisions of this Agreement with the intention that, should the termination fee become payable by Gold Fields to IAMGold, such amount shall be released from escrow and paid to or to the order of IAMGold in satisfaction of the obligation of Gold Fields to pay the termination fee to IAMGold; and

  (c)
  the Escrow Agent has agreed to act as escrow agent subject to the terms and conditions set forth in this Agreement;

NOW THEREFORE in consideration of the premises and the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties thereto, the parties hereto covenant and agree as follows:

1.     Definitions and Interpretation:

  (a)
  Definitions:    In this Agreement, unless the context otherwise requires:

  (i)
  "Agreement" means this escrow agreement, as amended from time to time;

  (ii)
  "business day" means any day other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Johannesburg, South Africa;

  (iii)
  "Deposited Amount" means US$20,000,000;

  (iv)
  "Escrowed Funds" means the funds held in escrow from time to time by the Escrow Agent in accordance with the provisions of this Agreement, being the Deposited Amount and the Interest collectively; and

  (v)
  "Interest" means all interest earned from time to time on the Escrowed Funds.

  (b)
  Headings:    The division of this Agreement into sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "hereunder", "herein" and similar expressions refer to this Agreement and not to any particular section or other portion hereof and include any agreement supplemental hereto and any schedules attached hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections and paragraphs are to sections, subsections and paragraphs of this Agreement.

  (c)
  Number and Gender:    Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine gender and neuter and vice versa, and words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations, corporations and all other entities of whatsoever nature or kind.

  (d)
  Schedules:    The following schedules attached hereto are incorporated by reference herein and deemed to be a part hereof:

Schedule	Title
A	Direction
B	Return Direction

2.     Appointment of Escrow Agent:

    The Escrow Agent is hereby appointed by IAMGold and Gold Fields as escrow agent and custodian for the receipt, holding and release of the Escrowed Funds in accordance with the provisions of this Agreement and the Escrow Agent, by its execution and delivery of this Agreement, hereby accepts such appointment. The Escrow Agent shall not have any duties, responsibilities or liabilities save and except those expressly set out in this Agreement and nothing in this Agreement shall give any party hereto the right to assert the existence of a conflict of interest precluding the Escrow Agent from exercising any rights hereunder or the existence of a conflict of interest on the part of the Escrow Agent in any other respect as a result of acting as Escrow Agent hereunder.

3.     Deposit in Escrow:

  (a)
  Deposit in Escrow:    Gold Fields shall, within 5 business days of the date hereof, deliver to the Escrow Agent, by way of wire transfer to a trust account of the Escrow Agent designated by the Escrow Agent or other means acceptable to the Escrow Agent, the Deposited Amount, which amount, together with the Interest, shall at all times while the same is required to be held in escrow hereunder be held by the Escrow Agent in a United States dollar trust account with a bank used by the Escrow Agent in the City of Toronto in the Province of Ontario for trust funds. The Escrow Agent hereby agrees to hold the Escrowed Funds in escrow in accordance with the provisions of this Agreement until the release thereof in accordance with section 4 of this Agreement.

  (b)
  Investment:    The Escrow Agent shall invest the Escrowed Funds in its name in short term debt instruments issued by the government of Canada or a government of a province or territory thereof or such other investments as the Escrow Agent determines not to be subject to withholding tax under Part XIII of the Income Tax Act (Canada), as amended, or as otherwise directed by Gold Fields, provided that the Escrow Agent shall not be responsible for any loss of the Escrowed Funds so invested including, without limitation, where such loss is due to the insolvency, negligence or malfeasance of any financial institution with whom the Escrowed Funds are deposited or in whose securities the Escrowed Funds are invested.

  (c)
  No Release:    The Escrowed Funds shall be held in escrow by the Escrow Agent and shall not be released therefrom except in accordance with section 4 of this Agreement.

4.     Release from Escrow and Termination:

  (a)
  Release from Escrow:    Upon receipt from IAMGold and Gold Fields of an executed direction in the form set out in schedule A attached hereto (which direction may be executed in counterparts and delivered by facsimile) by each of IAMGold and Gold Fields, the Escrow Agent shall release the Escrowed Funds from escrow as follows:

  (i)
  the Deposited Amount shall be released to or to the order of IAMGold; and

  (ii)
  all of the remaining Escrowed Funds shall be released to or to the order of Gold Fields;

    and the Escrow Agent shall cause the delivery, by means of certified cheque, bank draft, wire transfer or other means acceptable to the party entitled to the applicable payment, of such payment to or to the order of the party entitled to the applicable payment.

  (b)
  Alternative Release from Escrow:    Upon receipt from IAMGold and Gold Fields of an executed direction in the form set out in schedule B attached hereto (which direction may be executed in counterparts and delivered by facsimile) by each of IAMGold and Gold Fields, the Escrow Agent shall release the entire amount of the Escrowed Funds to or to the order of Gold Fields and the Escrow Agent shall cause the delivery, by means of certified cheque, bank draft, wire transfer or other means acceptable to Gold Fields, of the entire amount of the Escrowed Funds to or to the order of Gold Fields.

  (c)
  Court Proceeding:    In the event of any conflicting demand or claim with respect to the subject matter of this Agreement, the Escrow Agent shall have the right to release the Escrowed Funds in accordance with an order of an Ontario court or deposit the Escrowed Funds with an Ontario court in accordance with clause 5(a)(iv) hereof.

  (d)
  Termination:    Following the release of the Escrowed Funds from escrow in accordance with any of subsections 4(a), 4(b) or 4(c) hereof, this Agreement and all rights and obligations of the parties hereto, other than the indemnity of the Escrow Agent provided in section 5 hereof, shall terminate.

5.     Concerning the Escrow Agent:

  (a)
  Indemnity in Favour of the Escrow Agent:

  (i)
  Indemnity:    Each of IAMGold and Gold Fields hereby severally covenants and agrees to indemnify and hold harmless the Escrow Agent against any and all third party claims, demands and judgments, and any loss, liability or expense arising therefrom, including the costs and expenses incurred by the Escrow Agent in defending itself against any claim, demand or liability incurred by it and arising from the carrying out by the Escrow Agent of its obligations hereunder except for such claims, demands, judgments, losses, liabilities or expenses that are attributable to the negligence or willful misconduct of, or breach of this Agreement by, the Escrow Agent, its agents or employees. This indemnity shall survive the release of the Escrowed Funds, the replacement of the Escrow Agent as escrow agent hereunder or the termination of this Agreement. The Escrow Agent shall not be liable for any act or omission hereunder in accordance with the provisions of this Agreement if taken or omitted by it in good faith. The Escrow Agent shall also be fully protected in relying upon any written notice, demand, certificate or document which it considers, in good faith, to be genuine.

  (ii)
  Liability of Escrow Agent:    The Escrow Agent shall not be bound in any way by any other agreement or contract between the other parties hereto (whether or not the Escrow Agent has any knowledge thereof), and the duties and responsibilities of the Escrow Agent shall be limited to those expressly set forth herein.

  (iii)
  Notices:    The Escrow Agent shall comply with such certificates, notices or instructions as are provided for in this Agreement and orders or processes of any court having jurisdiction. If any part or all of the Escrowed Funds held in escrow by the Escrow Agent hereunder are at any time attached or seized under any court order or in case any judicial order, judgment or decree shall be made affecting this Agreement or any part hereof, then, in such event, the Escrow Agent is authorized to rely upon and comply with such order, judgment or decree. The Escrow Agent is not bound to inquire into the authority of any persons signing any instruction, direction or order hereunder.

    (iv)
    Conflicts:    In the event of any conflicting demand or claim with respect to the subject matter of this Agreement, the Escrow Agent shall have the right to discontinue all further acts until such conflict or claim is resolved, and the further right to commence or defend any action or proceeding for the determination of such conflict or claim, including, without limitation of the foregoing, a suit or action in interpleader. In the event that the Escrow Agent should commence any action to determine any such conflict between the parties thereto, including but not limited to an action in the nature of an interpleader, the Escrow Agent shall, upon deposit of all funds held by it hereunder with the Ontario Superior Court of Justice, be released and discharged from any and all duties and obligations imposed upon the Escrow Agent hereunder with respect to the subject matter of such action.

    (v)
    Waiver:    Each party hereto (other than the Escrow Agent) waives any claims or demands against the Escrow Agent with respect to all actions taken by the Escrow Agent in conformity with this Agreement. The Escrow Agent shall have no duty to take any action other than as specifically provided for in this Agreement and shall have no liability for any non-action if such action has been restrained by any order or any court or administrative agency or if, in its reasonable determination, it determines that any such action would violate any law or governmental regulation.

  (b)
  Escrow Agent Entitled to Act on Advice:    The Escrow Agent may, in relation to its obligations hereunder, act on the opinion, advice or information obtained from a lawyer or other expert, but shall not be bound to act upon such opinion, advice or information and shall not be held responsible for any loss occasioned for so acting or not so acting, as the case may be, except if such loss results from the negligence or willful misconduct of, or breach of this Agreement by, the Escrow Agent, and the Escrow Agent may pay any reasonable amount required for legal or other advice as aforesaid and shall be reimbursed as to one-half of any such amount by each of IAMGold and Gold Fields.

  (c)
  Escrow Agent Entitled to Act as Counsel:    Notwithstanding that McCarthy Tétrault LLP is acting as Escrow Agent under this Agreement, the parties hereto acknowledge and agree that McCarthy Tétrault LLP shall be entitled to act and shall not be disqualified from acting or continuing to act as legal counsel to Gold Fields in respect of any dispute or disagreement relating to this Agreement.

  (d)
  Resignation of Escrow Agent:    If the Escrow Agent at any time, in its sole discretion, deems it necessary or advisable to resign as Escrow Agent hereunder, it may do so by giving at least 30 days' prior written notice of such resignation to Gold Fields and IAMGold and thereafter delivering the Escrowed Funds to any other escrow agent mutually agreed upon by Gold Fields and IAMGold, and if no such escrow agent shall be designated by Gold Fields and IAMGold within 30 days of such written notice, then the Escrow Agent may do so by delivering the Escrowed Funds, at the joint expense of Gold Fields and IAMGold, to the clerk or other proper officer of the Ontario Superior Court of Justice to the extent permitted by law (any such successor to the Escrow Agent hereinafter referred to as the "Successor Agent"). Gold Fields and IAMGold may, at any time after the date hereof, agree in writing to substitute a Successor Agent for the Escrow Agent, whereupon the Escrow Agent shall deliver the Escrowed Funds to such Successor Agent. Upon delivery of the Escrowed Funds to the Successor Agent, (i) the Escrow Agent shall be discharged from any and all responsibility or liability with respect to the Escrowed Funds, and (ii) all references herein to the "Escrow Agent" shall, where applicable, be deemed to include such Successor Agent and such Successor Agent shall thereafter become the Escrow Agent for all purposes of this Agreement.

6.     Miscellaneous

  (a)
  Notices:    All notices or other communications to be given hereunder shall be delivered by hand or by facsimile and, if delivered by hand, shall be deemed to have been given on the delivery date and, if sent by facsimile, on the date of transmission if delivered before 5:00 p.m., Toronto time, and such day is a business day or, if not, on the first business day following the date of transmission.

    Notices to IAMGold shall be addressed to:

    IAMGold Corporation
    5th Floor
    220 Bay Street
    Toronto, Ontario
    M5J 2W4

    Attention: Chief Executive Officer
    Facsimile No.: 416-360-4764

    with a copy to:

    Fraser Milner Casgrain LLP
    1 First Canadian Place
    100 King Street West
    Toronto, Ontario
    M5X 1B2

    Attention: Franklin Davis
    Facsimile No.: 416-863-4592

    Notices to Gold Fields shall be addressed to:

    Gold Fields Limited
    24 St. Andrews Road
    Parktown, 2193
    South Africa

    Attention: Chief Executive Officer and Company Secretary
    Facsimile No.: 27-11-484-0682

    with a copy to:

    McCarthy Tétrault LLP
    Suite 4700
    Toronto Dominion Bank Tower
    Toronto, Ontario
    M5K 1E6

    Attention: René Sorell
    Facsimile No.: 416-868-0673

    Notices to the Escrow Agent shall be addressed to:

    McCarthy Tétrault LLP
    Suite 4700
    Toronto Dominion Bank Tower
    Toronto, Ontario
    M5K 1E6

    Attention: René Sorell
    Facsimile No.: 416-868-0673

    Each of IAMGold, Gold Fields and the Escrow Agent may change its address for service as aforesaid by notice in writing to the other parties hereto specifying its new address for service hereunder.

  (b)
  Governing Law:    This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and each of the parties irrevocably attorns to the non-exclusive jurisdiction of the courts of such province.

  (c)
  Severability:    In the event that one or more of the provisions contained in this Agreement shall be invalid, illegal or unenforceable in any respect under any applicable law, the validity, legality or enforceability of the remaining provisions hereof shall not be affected or impaired thereby. Each of the provisions of this Agreement is hereby declared to be separate and distinct.

  (d)
  Counterparts:    This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and together shall be deemed to constitute one and the same instrument.

  (e)
  Entire Agreement:    This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof.

  (f)
  Time of Essence:    Time is of the essence of this Agreement.

  (g)
  Assignment:    This Agreement and the rights and obligations thereunder are not assignable by any party hereto without the prior written consent of each of the other parties hereto.

  (h)
  Successors and Assigns:    Except as otherwise provided, this Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

  (i)
  Further Assurances:    Each party hereto agrees from time to time, subsequent to the date hereof, to execute and deliver, or cause to be executed and delivered to the others of them such instruments or further assurances as may, in the reasonable opinion of any of them, be necessary or desirable to give effect to the provisions of this Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement on the date first above written.

IAMGOLD CORPORATION
By:	Name: Title:
GOLD FIELDS LIMITED
By:	Name: Title:
McCARTHY TÉTRAULT LLP
By:	Name: Title:

Schedule A

TO: McCARTHY TÉTRAULT LLP

DIRECTION

        Reference is made to the escrow agreement made as of November 30, 2004 (as the same may be amended from time to time in accordance with the provisions thereof, the "Agreement") between IAMGold Corporation, Gold Fields Limited and McCarthy Tétrault LLP, as escrow agent. Unless otherwise defined herein, all words and terms with the initial letter or letters thereof capitalized in this direction and not defined herein shall have the meanings given to such capitalized words and terms in the Agreement.

        You are hereby authorized and directed to release from escrow and deliver in the manner described in subsection 4(a) of the Agreement:

  (a)
  the Deposited Amount to or to the order of IAMGold; and

  (b)
  all of the remaining Escrowed Funds to or to the order of Gold Fields;

and this shall be your good, sufficient and irrevocable authority for so doing.

        IN WITNESS WHEREOF the undersigned have executed this direction as of the                day of                               , 200     .

IAMGOLD CORPORATION
By:	Name: Title:
GOLD FIELDS LIMITED
By:	Name: Title:

Schedule B

TO: McCARTHY TÉTRAULT LLP

RETURN DIRECTION

        Reference is made to the escrow agreement made as of November 30, 2004 (as the same may be amended from time to time in accordance with the provisions thereof, the "Agreement") between IAMGold Corporation, Gold Fields Limited and McCarthy Tétrault LLP, as escrow agent. Unless otherwise defined herein, all words and terms with the initial letter or letters thereof capitalized in this direction and not defined herein shall have the meanings given to such capitalized words and terms in the Agreement.

        You are hereby authorized and directed to release from escrow and deliver in the manner described in subsection 4(b) of the Agreement all of the Escrowed Funds to or to the order of Gold Fields and this shall be your good, sufficient and irrevocable authority for so doing.

        IN WITNESS WHEREOF the undersigned have executed this direction as of the                day of                               , 200     .

IAMGOLD CORPORATION
By:	Name: Title:
GOLD FIELDS LIMITED
By:	Name: Title:

SCHEDULE C

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF
GOLD FIELDS INTERNATIONAL

        Unless the context otherwise requires, capitalized terms used in this schedule C that are not defined herein have the meanings ascribed to such terms in the Circular. All references to dollar amounts in this schedule C are to US dollars unless expressly stated otherwise.

Page
Independent Reporting Accountants' Report	C-2
Pro Forma Condensed Consolidated Financial Statements of Gold Fields International (Canadian GAAP, US dollars)	C-4

6 December 2004

The Directors
Gold Fields Limited
24 St. Andrews Road
 PARKTOWN
2193

Gentlemen

REPORT OF THE INDEPENDENT REPORTING ACCOUNTANTS ON THE UNAUDITED PRO FORMA FINANCIAL INFORMATION OF GOLD FIELDS INTERNATIONAL (AS MODIFIED IN THE ANNOUNCEMENT TO SHAREHOLDERS) UNDER CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("CANADIAN GAAP").

        On August, 11 2004, IAMGold Corporation ("IAMGold") and Gold Fields Limited ("Gold Fields") announced their intent to transfer to IAMGold assets of Gold Fields located outside the Southern African Development Community ("the Acquired Interests"). Under the terms of agreement, IAMGold will issue 351,690,218 fully paid and non-assessable common shares to Gold Fields in exchange for the acquisition of the Acquired Interests ("the Transaction"). As a result of the Transaction, IAMGold (to be named "Gold Fields International Limited" upon the completion of the Transaction) will approximately be held 30% by existing IAMGold shareholders and 70% by Gold Fields on a fully diluted basis. On 30 November 2004, Goldfields and IAMGold announced a modification to the terms of the combination of the Acquired Interests with IAMGold ("the Modification").

        We have read the accompanying unaudited pro forma condensed consolidated balance sheet of Gold Fields International as at June 30, 2004 and unaudited pro forma condensed consolidated statement of operations for the year ended June 30, 2004 and have performed the following procedures:

1.
Compared the figures in the columns captioned "Note 4 (a) and Note 4 (f)" to the audited consolidated financial statements of the Acquired Companies as at June 30, 2004 and for the year then ended, adjusted for Canadian GAAP differences. We found the figures to be in agreement, or recalculated those figures based on information in such audited consolidated financial statements, and found the amounts to be arithmetically correct.

2.
Compared the figures in the column captioned "Note 4 (b)" to the Canadian GAAP unaudited consolidated statement of operations of IAMGold Corporation ("IAMGold") for the twelve-month period ended June 30, 2004 and found them to be in agreement.

3.
Compared the figures in the column captioned "Note 4 (g)" to the fair value adjustments of identifiable assets and liabilities of IAMGold as compiled by IAMGold management.

C Beggs           Chief Executive Officer
I S Fourie        Chief Operating Officer
J T C Wilkinson Director — Managing Johannesburg office
The Company's principal place of business is at 2 Eglin Road, Sunninghill where a list of directors' names is available for inspection.
VAT reg.no. 4950174682

  GOLD FIELDS LIMITED

  REPORT OF THE INDEPENDENT REPORTING ACCOUNTANTS ON THE UNAUDITED

  PRO FORMA FINANCIAL INFORMATION OF GOLD FIELDS INTERNATIONAL

4.
Made enquiries of certain officials of Gold Fields and IAMGold who have responsibility for financial and accounting matters about:

•
the basis for determination of the pro forma adjustments; and

•
whether the pro forma condensed consolidated financial statements comply as to form in all material respects with the securities acts of the provinces and territories of Canada (the "Acts") and the related regulations.

        The officials:

  •
  described to us the basis of determination of the pro forma adjustments; and

  •
  stated that the pro forma condensed consolidated financial statements comply as to form in all material respects with the securities acts of the provinces and territories of Canada (the "Acts") and the related regulations.

5.
Read the notes to the pro forma condensed consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

6.
In connection with the unaudited pro forma condensed consolidated statement of operations of Gold Fields International for the year ended June 30, 2004, we recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Note 4 (a)" and "Note 4 (b)" and found the amounts in the column captioned "Note 4 (e)" to be arithmetically correct.

7.
In connection with the unaudited pro forma condensed consolidated balance sheet of Gold Fields International as at June 30, 2004, we recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Note 4 (f)" and "Note 4 (g)" and found the amounts in the column captioned "Note 4 (i)" to be arithmetically correct.

        These pro forma condensed consolidated financial statements are based on management's assumptions and adjustments, which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma condensed consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Yours faithfully

PRICEWATERHOUSECOOPERS INC
Chartered Accountants (South Africa)
Registered Accountants and Auditors

JOHANNESBURG

GOLD FIELDS INTERNATIONAL

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Year ended June 30, 2004
(unaudited)
(Expressed in United States Dollars unless otherwise stated)

	Note 4 (a)	Note 4 (b)	Note 4 (c)	Note 4 (d)	Note 4 (j)	Note 4 (e)
	US$ mil	US$ mil	US$ mil	US$ mil	US$ mil	US$ mil
Revenue	623.5	105.0	—	—	—	728.5
Cost of sales	(483.8)	(108.1)	(3.3)	—	—	(595.2)
Exploration expense	(27.6)	(5.3)	—	—	—	(32.9)
Environmental rehabilitation charge	(0.5)	—	—	—	—	(0.5)

Operating profit	111.6	(8.4)	(3.3)	—	—	99.9
Investment income	4.1	—	—	—	—	4.1
Finance income	2.2	(0.6)	—	—	(2.5)	(0.9)
Share of profits from associate	—	13.2	—	(13.2)	—	—
Amortisation of goodwill	—	—	—	—	—	—
Unrealised gain on financial instruments	40.1	—	—	—	—	40.1
Realised gain on financial instruments	4.4	—	—	—	—	4.4
Other income	1.4	10.6	—	—	—	12.0
Profit on sale of investments	3.1	—	—	—	—	3.1
Other	0.5	—	—	—	—	0.5

Profit before taxation	167.4	14.8	(3.3)	(13.2)	(2.5)	163.2
Mining and income tax	(59.0)	0.8	0.7	—	0.8	(56.7)

Profit after taxation	108.4	15.6	(2.6)	(13.2)	(1.7)	106.5
Minority shareholders' interest	(22.7)	—	—	14.8	—	(7.9)

Net earnings	85.7	15.6	(2.6)	1.6	(1.7)	98.6

Earnings per share (cents)
Basic						19.8

Diluted						19.8

Weighted average number of shares outstanding (Note 5)
Basic						497,254,397
Diluted						499,196,025

GOLD FIELDS INTERNATIONAL

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As at June 30, 2004
(unaudited)
(Expressed in United States Dollars unless otherwise stated)

	Note 4 (f)	Note 4 (g)	Note 4 (h)	Note 4 (k)	Note 4 (i)
	US$ mil	US$ mil	US$ mil	US$ mil	US$ mil
Assets
Non-current assets	887.8	430.7	351.0	—	1,669.5
Property, plant and equipment	767.0	345.7	(60.0)	—	1,052.7
Goodwill	—	—	411.0	—	411.0
Investments	50.6	85.0	—	—	135.6
Non-current portion on financial instruments	70.2	—	—	—	70.2
Current assets	493.3	98.0	—	(200.0)	391.3
Inventories	98.0	84.4	—	—	182.4
Accounts receivable	36.4	27.7	—	—	64.1
Deferred stripping cost	9.2	—	—	—	9.2
Current portion of financial instruments	37.1	—	—	—	37.1
Cash and cash equivalents	312.6	(14.1)	—	(200.0)	98.5

Total assets	1,381.1	528.7	351.0	(200.0)	2,060.8

Equity and liabilities
Shareholders' equity	844.2	—	841.3	(200.0)	1,485.5
Minority interest	101.3	—	(59.6)	—	41.7
Non-current liabilities	321.3	78.8	—	—	400.1
Deferred taxation	98.7	61.8	—	—	160.5
Long-term liabilities	182.7	10.9	—	—	193.6
Long-term provisions	39.9	6.1	—	—	46.0
Current liabilities	114.3	19.2	—	—	133.5
Accounts payable	110.6	19.2	—	—	129.8
Taxation	3.7	—	—	—	3.7

Total equity and liabilities	1,381.1	98.0	781.7	(200.0)	2,060.8

Net asset value per share (cents)					299
Net tangible asset value per share (cents)					216

GOLD FIELDS INTERNATIONAL

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004
(unaudited)
(Expressed in United States Dollars unless otherwise stated)

1.     BASIS OF PREPARATION

  The unaudited pro forma condensed consolidated financial statements of Gold Fields International as at June 30, 2004 and for the year then ended have been prepared by management after giving effect to the Transaction and subsequent modification to the Transaction. These pro forma condensed consolidated financial statements have been compiled from and include:

  •
  A pro forma condensed consolidated income statement combining the unaudited consolidated statement of operations of IAMGold for the 12 months ended June 30, 2004 with the audited compiled consolidated statement of operations of the Acquired Companies for the year ended June 30, 2004.

  •
  A pro forma condensed consolidated balance sheet combining the unaudited consolidated balance sheet of IAMGold as at June 30, 2004 and the audited compiled consolidated balance sheet of the Acquired Companies as at June 30, 2004.

  The pro forma condensed consolidated balance sheet has been prepared as at June 30, 2004 has been prepared as if the Transaction and modification to the Transaction had occurred on June 30, 2004. The pro forma condensed consolidated statement of operations for the year ended June 30, 2004 has been prepared as if the Transaction and modification to the Transaction occurred on July 1, 2003.

  It is management's opinion that these pro forma condensed consolidated financial statements include all adjustments necessary for the fair presentation, in all material respects, of the Transaction in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applied on a basis consistent with Gold Fields' policies, adjusted for Canadian GAAP. The pro forma condensed consolidated financial statements are not intended to reflect the results of operations or the financial position of Gold Fields International which would have actually resulted had the proposed Transaction been affected on the dates indicated. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

  The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of the Acquired Companies and IAMGold as described above.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The unaudited pro forma condensed consolidated financial statements have been compiled using the significant accounting policies as set out in the audited historical financial statements of the Acquired Companies for the year ended June 30, 2004 which are included in the information circular. The accounting policies have been adjusted for Canadian GAAP differences and the necessary adjustments have been recorded in the financial information.

3.     BUSINESS ACQUISITIONS

  On August 11, 2004, IAMGold and Gold Fields Limited ("Gold Fields") announced its intent to combine IAMGold and the Acquired Interests. Under the terms of agreement IAMGold will issue 351,690,218 fully paid and non-assessable common shares to Gold Fields in exchange for the transfer of the Acquired Interests. As a result of the Transaction, Gold Fields International will approximately be held 30% by existing IAMGold shareholders and 70% by Gold Fields.

  The business combination will be accounted for as reverse takeover purchase transaction, with the Acquired Interests, for accounting purposes, being identified as the acquirer and IAMGold as the acquiree. As a result, IAMGold's assets and liabilities are fair valued and added to the Acquired Companies' balance sheet at the date of the Transaction. The value of IAMGold's outstanding shares before the transaction is used to calculate the purchase price consideration. The value placed on one IAMGold share was C$7.47 per share, being IAMGold's share price at the date of announcement with a 5% transaction cost allowance.

  The preliminary allocation of the purchase price summarised in the table below is subject to change:

  (United States Dollars in millions)

Purchase price:
145,564,179 IAMGold common shares	825.3
Stock options of IAMGold	16.4

841.7
Net assets acquired:
Property, plant and equipment	345.7
Investments	85.0
Inventories	84.4
Accounts receivable	27.7
Cash and cash equivalents (after special dividend of Cnd$0.50 per IAMGold share)	(14.1)
Long-term debt	(10.9)
Long-term provisions	(6.1)
Deferred income taxes	(61.8)
Accounts payable	(19.2)

430.7
Goodwill arising	411.0

841.7

  The Transaction is subject to, amongst other things, regulatory and shareholder approvals. The fair values of the net assets of IAMGold to be acquired will ultimately be determined at the date of closing of the Transaction. Therefore, it is likely that the fair values of assets and liabilities acquired and purchase consideration will vary from those shown above and the differences may be material.

4.     PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

  The pro forma condensed consolidated financial statements include the following pro forma assumptions and adjustments:

  (a)
  Extracted from the audited consolidated income statement of the Acquired Companies for the year ended June 30, 2004, adjusted for Canadian GAAP differences.

  (b)
  Represents the Canadian GAAP unaudited consolidated statement of operations of IAMGold, aggregated from the accounting records, for the 12 months ended June 30, 2004.

  (c)
  Amortisation of the fair value adjustment to the net assets of IAMGold arising on the reverse acquisition.

  (d)
  Represents the minority shareholders' interest in profits as if the Transaction was effective on June 1, 2003 and eliminating IAMGold's share of profits in associate (Tarkwa and Damang mines).

  (e)
  Pro forma financial effects on income statement of Gold Fields International after the Transaction and modification to the Transaction, on a Canadian GAAP basis.

  (f)
  Extracted from the audited consolidated balance sheet of the Acquired Companies as at June 30, 2004, adjusted for Canadian GAAP differences.

  (g)
  Represents the identifiable assets and liabilities of IAMGold at their fair values after taking account of the special dividend of Cdn$0.50 per share (Cdn$72.8million in aggregate and transaction costs)

  (h)
  Consolidation adjustment to record the equity issued by IAMGold, to account for goodwill arising on the reverse acquisition, to adjust the minority shareholders' interest and to reverse 18.9% of the book value of property, plant and equipment included in the Acquired Interests as is recorded at fair value by the Acquired Interests following the Transaction and modification to the Transaction.

  (i)
  Pro forma financial effects on balance sheet of Gold Fields International after the Transaction, on a Canadian GAAP basis.

  (j)
  Represents the impact of interest at a rate of 3%, after taxation at a rate of 2.1% on US$200million cash from the date of the capital raising by Gold Fields Limited. The US$200 million cash was previously contributed by Gold Fields Limited to the Transaction however is now excluded in term of the modification to the Transaction.

  (k)
  Represents the impact of US$200 million less cash contributed to the Transaction in terms of the modification to the Transaction.

  (l)
  No adjustment has been included for the potential additional IAMGold shares to be issued by IAMGold in connection with the total net cash contributed by Gold Fields to the Acquired Companies from June 24, 2004 through the Completion Date.

5.     PRO FORMA EARNINGS PER SHARE

  a)    Basic earnings per share

    The average number of common shares used in the computation of pro forma basic earnings per share has been determined as follows:

Number of IAMGold common shares before the Transaction	145,564,179
Issued as a consequence of the Transaction	351,690,218

Average number of common shares outstanding, basic	497,254,397

  b)    Diluted earnings per share

    The average number of common shares used in the computation of pro forma diluted earnings per share has been determined as follows:

Number of IAMGold common shares before the Transaction	145,564,179
Issued as a consequence of the Transaction	351,690,218

Average number of common shares outstanding, basic	497,254,397
Dilutive effect of IAMGold share options	1,941,628

Average number of common shares outstanding, diluted	499,196,025

    To calculate the dilutive effect of share options an average IAMGold Share price of Cdn$8.36 was assumed for the year ended June 30, 2004.

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SUPPLEMENTAL INFORMATION IN RELATION TO THE MANAGEMENT INFORMATION CIRCULAR
NOTICE TO UNITED STATES SHAREHOLDERS
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES
PRESENTATION OF PRO FORMA FINANCIAL INFORMATION
INFORMATION CONCERNING THE MEETING
RECENT DEVELOPMENTS
DOCUMENTS INCORPORATED BY REFERENCE
SCHEDULE A
SCHEDULE B
FIRST AMENDING AGREEMENT TO THE AMENDED AND RESTATED PURCHASE AGREEMENT
Schedule A
ESCROW AGREEMENT
Schedule A
DIRECTION
Schedule B
RETURN DIRECTION
SCHEDULE C PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF GOLD FIELDS INTERNATIONAL
GOLD FIELDS INTERNATIONAL PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS Year ended June 30, 2004 (unaudited) (Expressed in United States Dollars unless otherwise stated)
GOLD FIELDS INTERNATIONAL PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET As at June 30, 2004 (unaudited) (Expressed in United States Dollars unless otherwise stated)
GOLD FIELDS INTERNATIONAL NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS June 30, 2004 (unaudited) (Expressed in United States Dollars unless otherwise stated)